Exhibit 8

Information about DBRS Credit Analysts and Persons Who Supervise Credit Analysts[1]

As of 21 March 2019, DBRS had a total of 314 Credit Analysts (Including Credit Analyst Supervisors), of whom 66 were Credit Analyst Supervisors

Credit Analysts (Including Credit Analyst Supervisors) – Current Total Number = 248

Analyst
A BA degree is generally required for this position, and enrollment in the CFA program is a plus. Individuals have 0 – 3 years experience and must have financial statement analytical abilities, spreadsheet skills and an understanding of basic financial concepts.

Senior Financial Analyst
This position typically requires an undergraduate or master's degree, with enrollment in the CFA program as a plus. An individual is also required to have 2 – 5 years of experience as well as strong research skills, financial statement analytical abilities, spreadsheet skills, a good understanding of basic financial concepts and growing industry knowledge.

Assistant Vice President
This position also typically requires an undergraduate or master's degree, with a CFA and/or other related professional designation a plus. An individual is required to have 5-7 years of experience as well as strong analytical skills, strong research skills, strong financial statement analytical abilities, a solid understanding of basic financial concepts, solid industry knowledge and growing financial markets knowledge, good communication skills and developing relationship management skills.

Vice President
An individual in this position typically has more than 7-8 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills.

Senior Vice President
An individual in this position typically has a minimum of 10 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills and in-depth knowledge of his/her industry and the financial markets are required for this position.

These Senior Vice Presidents have no direct reports.

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[1] These figures relate to credit analysts and credit analyst supervisors at DBRS Inc. (U.S.), DBRS Limited (Canada), DBRS Ratings Limited (UK), and DBRS Ratings GmbH (Germany).

Credit Analyst Supervisors – Current Total Number = 66

Vice President
An individual in this position typically has more than 8-9 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills, as well as the ability to manage and mentor junior analysts.

Senior Vice President
An individual in this position typically has a minimum of 10 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills, in-depth knowledge of his/her industry and the financial markets and a strong ability to manage and mentor junior analysts are also required.

Managing Director
An individual in this position typically has a minimum of 15 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. This position also requires extremely strong analytical skills, significant in-depth knowledge of his/her industry and the financial markets, strong management/leadership skills and ability to mentor junior analysts, excellent relationship management abilities and highly developed communication skills. A member of "DBRS Management" is expected to think beyond his/her own sector and assist with the development of DBRS and its strategies on a wider scale. Manages an Industry or Product Group and able to provide appropriate analytical guidance to the Group/Team as needed.

Each of these positions has direct reports and analysts.